Exhibit 4(d)

DESCRIPTION OF the registrant’s securities registered pursuant to section 12 of the securities exchange act of 1934

The following description of the securities of Perma-Pipe International Holdings, Inc. (the “Company,” “we,” “us” or “our”) summarizes general terms and provisions that apply to our securities. Because this is only a summary it does not contain all of the information that may be important to the stockholders of the Company.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Because this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (our “Certificate of Incorporation”), and our Fourth Amended and Restated Bylaws (our “Bylaws”), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended January 31, 2020 (the “Annual Report”) and incorporated by reference into this Annual Report.

Common Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share. As of April 1, 2020, there were 8,048,006 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Holders of common stock may not cumulate votes in the election of directors.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws, and Rights Agreement and Various Provisions of Delaware Law

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our Bylaws establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

While our Bylaws provide that stockholders holding at least ten percent of the outstanding shares of our common stock may call a special meeting of stockholders, such right is limited if the purpose of the meeting is to consider a matter which is substantially the same as a matter voted on at any special meeting of stockholders in the preceding twelve months (a “Prior Matter”). In particular, our Bylaws provide that that our board of directors shall not call a special meeting of stockholders to consider a Prior Matter unless (a) such meeting is requested by stockholders holding a majority of the outstanding shares of our common stock and (b) the Prior Matter received the affirmative vote of at least one-third of the outstanding shares of our common stock at the prior meeting. Our Bylaws also provide that vacancies occurring on our board of directors for any reason and newly-created directorships resulting from an increase in the authorized number of directors may be filled only by a vote of the majority of the remaining members of our board of directors.

The combination of the lack of cumulative voting, the advance notice provisions, and the ability of our board of directors to fill vacancies make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

Our Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, which prohibits our Certificate of Incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or to our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

●	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under the DGCL. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Under our Bylaws, we are required to indemnify our officers or directors to a greater extent than under the current provisions of the DGCL. Our Bylaws generally provide that our directors and officers will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that such person did not engage in conduct that constitutes a “Breach of Duty” (as defined in our Bylaws). Breach of Duty generally means that such director or officer breached or failed to perform his or her duties to us, and such breach of or failure to perform those duties constituted: (i) a breach of his or her duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) a violation of Section 174 of the DGCL, or (iv) a transaction from which such director or officer derived a material improper direct personal financial profit (unless such profit is determined to be immaterial in light of all the circumstances), as further detailed in our Bylaws. Our Bylaws also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified, provided such director or officer supplies us with a written certificate stating that he or she believes in good faith that he or she has met the applicable standard of conduct and that he or she will repay such advances in the event it is ultimately determined that such director or officer is not entitled to be indemnified for such amounts.

In addition to the indemnification required in our Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for indemnification against any and all expenses incurred in connection with, as well as any and all judgments, fines and amounts paid in settlement resulting from, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, an “Action”), by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification agreements provide that if any payment, advance or indemnification of the director or officer requires that he or she acted in good faith, in a manner he or she reasonably believed to be for or not opposed to our best interests or without reasonable cause to believe his or her conduct was unlawful, then it shall be presumed that he or she so acted unless proven otherwise by clear and convincing evidence. The indemnification agreements also provide for the advancement of all expenses, including reasonable attorneys’ fees, arising from the investigation of any claim, preparation for the defense or defense or settlement of an Action. The indemnification agreements authorize us to participate in the defense of any action and to assume the defense thereof, with counsel who shall be reasonably satisfactory to the director or officer, provided that the director or officer shall be entitled to separate counsel of his or her choosing if he or she reasonably believes that (i) there exists conflicting interests between himself or herself and us or other parties (the defense of whom we shall have assumed) or (ii) there is any substantial likelihood that we will be financially or legally unable to satisfy our obligations under the indemnification agreement. The indemnification agreements provide that the rights of a director or officer under such contract are not exclusive of any other indemnification rights he or she may have under any provision of law, our Certificate of Incorporation or Bylaws, the vote of our stockholders or disinterested directors, other agreements or otherwise.

We believe that the provisions of our Certificate of Incorporation, Bylaws, and indemnification agreements described above are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation, Bylaws, and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “PPIH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, LLC.